UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 1-32575

Shell plc
(Exact name of registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

Shell Centre
London, SE1 7NA
United Kingdom
(Address of principal executive office)

________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

Transaction in Own Shares

2 May, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 2 May, 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
02/05/2025	690,000	£25.3950	£24.6200	£24.9829	LSE	GBP
02/05/2025	100,000	£25.3600	£24.6300	£24.9852	BATS (BXE)	GBP
02/05/2025	100,000	£25.3500	£24.6550	£24.9844	Chi-X (CXE)	GBP
02/05/2025	694,000	€30.0100	€28.9850	€29.4596	XAMS	EUR
02/05/2025	166,000	€29.8800	€28.9850	€29.4510	CBOE DXE	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 May 2025.

In respect of this programme, BNP PARIBAS SA will make trading decisions in relation to the securities independently of the Company for a period from 2 May 2025 up to and including 25 July 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by BNP PARIBAS SA on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2025 05 02 (https://ml-eu.globenewswire.com/Resource/Download/f83e100c-f106-4d6b-8904-ef2443edbabe)

Transaction in Own Shares

5 May, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 5 May, 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
05/05/2025	555,018	€29.0050	€28.4700	€28.7909	XAMS	EUR
05/05/2025	320,925	€28.9750	€28.4700	€28.7949	CBOE DXE	EUR
05/05/2025	94,057	€28.9750	€28.4750	€28.8072	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 May 2025.

In respect of this programme, BNP PARIBAS SA will make trading decisions in relation to the securities independently of the Company for a period from 2 May 2025 up to and including 25 July 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by BNP PARIBAS SA on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2025 05 05 (https://ml-eu.globenewswire.com/Resource/Download/cad63c4b-12e2-4ec2-b127-7694d396ec71)

Transaction in Own Shares

6 May, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 6 May, 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
06/05/2025	672,837	£24.6800	£24.2650	£24.4663	LSE	GBP
06/05/2025	214,921	£24.6550	£24.2700	£24.4593	Chi-X (CXE)	GBP
06/05/2025	102,242	£24.6550	£24.2750	£24.4607	BATS (BXE)	GBP
06/05/2025	459,424	€29.1550	€28.7750	€28.9924	XAMS	EUR
06/05/2025	260,812	€29.1550	€28.7750	€28.9752	CBOE DXE	EUR
06/05/2025	84,764	€29.1400	€28.7800	€28.9824	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 May 2025.

In respect of this programme, BNP PARIBAS SA will make trading decisions in relation to the securities independently of the Company for a period from 2 May 2025 up to and including 25 July 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by BNP PARIBAS SA on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2025 05 06 (https://ml-eu.globenewswire.com/Resource/Download/93a63628-ea9e-48ed-967d-7787317210d8)

Transaction in Own Shares

7 May, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 7 May, 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
07/05/2025	616,136	£24.5300	£24.2150	£24.3664	LSE	GBP
07/05/2025	205,672	£24.5400	£24.2150	£24.3722	Chi-X (CXE)	GBP
07/05/2025	118,192	£24.5300	£24.2250	£24.3761	BATS (BXE)	GBP
07/05/2025	551,907	€29.0100	€28.6600	€28.8050	XAMS	EUR
07/05/2025	314,759	€29.0100	€28.6600	€28.8122	CBOE DXE	EUR
07/05/2025	83,334	€29.0100	€28.6900	€28.8750	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 May 2025.

In respect of this programme, BNP PARIBAS SA will make trading decisions in relation to the securities independently of the Company for a period from 2 May 2025 up to and including 25 July 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by BNP PARIBAS SA on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2025 05 07 (https://ml-eu.globenewswire.com/Resource/Download/d27f44b7-1f26-41fd-a4d6-004c14a341f6)

Transaction in Own Shares

8 May, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 8 May, 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
08/05/2025	606,148	£24.4950	£24.2000	£24.3499	LSE	GBP
08/05/2025	155,872	£24.4950	£24.2000	£24.3538	Chi-X (CXE)	GBP
08/05/2025	112,980	£24.5000	£24.2200	£24.3888	BATS (BXE)	GBP
08/05/2025	499,402	€29.0000	€28.7100	€28.8583	XAMS	EUR
08/05/2025	238,866	€28.9850	€28.7200	€28.8571	CBOE DXE	EUR
08/05/2025	76,732	€28.9850	€28.7350	€28.8680	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 May 2025.

In respect of this programme, BNP PARIBAS SA will make trading decisions in relation to the securities independently of the Company for a period from 2 May 2025 up to and including 25 July 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by BNP PARIBAS SA on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2025 05 08 (https://ml-eu.globenewswire.com/Resource/Download/b676244b-c586-4955-ba6f-aefa61c8d6da)

Transaction in Own Shares

9 May, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 9 May, 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
09/05/2025	562,249	£24.7750	£24.4900	£24.6411	LSE	GBP
09/05/2025	134,097	£24.7700	£24.4950	£24.6459	Chi-X (CXE)	GBP
09/05/2025	114,654	£24.7700	£24.4950	£24.6434	BATS (BXE)	GBP
09/05/2025	464,524	€29.3900	€29.0350	€29.2463	XAMS	EUR
09/05/2025	227,414	€29.3850	€29.0450	€29.2385	CBOE DXE	EUR
09/05/2025	63,062	€29.3850	€29.0600	€29.2672	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 May 2025.

In respect of this programme, BNP PARIBAS SA will make trading decisions in relation to the securities independently of the Company for a period from 2 May 2025 up to and including 25 July 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by BNP PARIBAS SA on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL - 2025 05 09 (https://ml-eu.globenewswire.com/Resource/Download/b2a796ad-3d52-47f3-af17-11de48f99c0e)

Transaction in Own Shares

12 May, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 12 May, 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
12/05/2025	478,357	£25.2650	£24.9300	£25.0886	LSE	GBP
12/05/2025	149,113	£25.2500	£24.9900	£25.0825	Chi-X (CXE)	GBP
12/05/2025	92,530	£25.2250	£24.9800	£25.0825	BATS (BXE)	GBP
12/05/2025	310,529	€30.1100	€29.7700	€29.9432	XAMS	EUR
12/05/2025	233,988	€30.1150	€29.7700	€29.9457	CBOE DXE	EUR
12/05/2025	60,483	€30.1000	€29.7850	€29.9496	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 May 2025.

In respect of this programme, BNP PARIBAS SA will make trading decisions in relation to the securities independently of the Company for a period from 2 May 2025 up to and including 25 July 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by BNP PARIBAS SA on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL - 2025 05 12 (https://ml-eu.globenewswire.com/Resource/Download/79fe7345-a794-4df2-af88-93db8af9e3ee)

Transaction in Own Shares

13 May, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 13 May, 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
13/05/2025	632,622	£25.2400	£24.8100	£25.0313	LSE	GBP
13/05/2025	136,868	£25.2350	£24.8700	£25.0297	Chi-X (CXE)	GBP
13/05/2025	78,510	£25.2350	£24.8700	£25.0440	BATS (BXE)	GBP
13/05/2025	532,520	€30.1450	€29.6900	€29.9406	XAMS	EUR
13/05/2025	203,308	€30.1450	€29.6900	€29.9416	CBOE DXE	EUR
13/05/2025	68,172	€30.0600	€29.8000	€29.9153	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 May 2025.

In respect of this programme, BNP PARIBAS SA will make trading decisions in relation to the securities independently of the Company for a period from 2 May 2025 up to and including 25 July 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by BNP PARIBAS SA on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2025 05 13 (https://ml-eu.globenewswire.com/Resource/Download/61494a93-6b51-4860-9fb6-e7753a835bc7)

Transaction in Own Shares

14 May, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 14 May, 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
14/05/2025	694,928	£25.3150	£25.0500	£25.1783	LSE	GBP
14/05/2025	142,424	£25.3150	£25.0500	£25.1823	Chi-X (CXE)	GBP
14/05/2025	112,648	£25.2900	£25.0650	£25.1981	BATS (BXE)	GBP
14/05/2025	629,361	€30.2750	€29.9100	€30.0675	XAMS	EUR
14/05/2025	231,499	€30.2750	€29.9100	€30.0685	CBOE DXE	EUR
14/05/2025	69,140	€30.2800	€29.9350	€30.1045	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 May 2025.

In respect of this programme, BNP PARIBAS SA will make trading decisions in relation to the securities independently of the Company for a period from 2 May 2025 up to and including 25 July 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by BNP PARIBAS SA on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2025 05 14 (https://ml-eu.globenewswire.com/Resource/Download/7d80b300-cebe-4cda-ab35-674b60965b28)

Transaction in Own Shares

15 May, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 15 May, 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
15/05/2025	775,325	£24.7700	£24.3950	£24.6030	LSE	GBP
15/05/2025	233,104	£24.7700	£24.4000	£24.6055	Chi-X (CXE)	GBP
15/05/2025	116,571	£24.7700	£24.4000	£24.6221	BATS (BXE)	GBP
15/05/2025	703,629	€29.6050	€29.0900	€29.3938	XAMS	EUR
15/05/2025	319,569	€29.6050	€29.0900	€29.3807	CBOE DXE	EUR
15/05/2025	64,802	€29.5250	€29.1000	€29.3554	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 May 2025.

In respect of this programme, BNP PARIBAS SA will make trading decisions in relation to the securities independently of the Company for a period from 2 May 2025 up to and including 25 July 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by BNP PARIBAS SA on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL - 2025 05 15 (https://ml-eu.globenewswire.com/Resource/Download/6ecfb9f7-76c1-4948-913b-69d117d1629c)

Transaction in Own Shares

16 May, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 16 May, 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
16/05/2025	578,308	£25.1100	£24.7850	£24.9400	LSE	GBP
16/05/2025	118,941	£25.1100	£24.7850	£24.9518	Chi-X (CXE)	GBP
16/05/2025	68,874	£25.1100	£24.7900	£24.9533	BATS (BXE)	GBP
16/05/2025	418,571	€30.0150	€29.6600	€29.8385	XAMS	EUR
16/05/2025	217,736	€30.0100	€29.6600	€29.8289	CBOE DXE	EUR
16/05/2025	63,693	€30.0000	€29.6600	€29.8342	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 May 2025.

In respect of this programme, BNP PARIBAS SA will make trading decisions in relation to the securities independently of the Company for a period from 2 May 2025 up to and including 25 July 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by BNP PARIBAS SA on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2025 05 16 (https://ml-eu.globenewswire.com/Resource/Download/32c8de74-215e-41dd-b329-bf2b42b80ee4)

Transaction in Own Shares

19 May, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 19 May, 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
19/05/2025	705,796	£24.8800	£24.5500	£24.7266	LSE	GBP
19/05/2025	221,441	£24.8800	£24.5500	£24.7278	Chi-X (CXE)	GBP
19/05/2025	122,763	£24.8800	£24.5500	£24.7294	BATS (BXE)	GBP
19/05/2025	708,219	€29.7750	€29.3350	€29.5713	XAMS	EUR
19/05/2025	282,313	€29.7600	€29.3400	€29.5722	CBOE DXE	EUR
19/05/2025	69,468	€29.7400	€29.3650	€29.6187	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 May 2025.

In respect of this programme, BNP PARIBAS SA will make trading decisions in relation to the securities independently of the Company for a period from 2 May 2025 up to and including 25 July 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by BNP PARIBAS SA on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2025 05 19 (https://ml-eu.globenewswire.com/Resource/Download/be75e082-e11a-4b4a-a14c-9781204f71b3)

Transaction in Own Shares

20 May, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 20 May, 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
20/05/2025	511,994	£24.9350	£24.6700	£24.8005	LSE	GBP
20/05/2025	141,516	£24.9400	£24.6700	£24.8060	Chi-X (CXE)	GBP
20/05/2025	78,490	£24.9400	£24.6750	£24.8024	BATS (BXE)	GBP
20/05/2025	456,063	€29.7700	€29.4750	€29.6347	XAMS	EUR
20/05/2025	213,362	€29.7700	€29.4750	€29.6294	CBOE DXE	EUR
20/05/2025	69,575	€29.7300	€29.4800	€29.5971	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 May 2025.

In respect of this programme, BNP PARIBAS SA will make trading decisions in relation to the securities independently of the Company for a period from 2 May 2025 up to and including 25 July 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by BNP PARIBAS SA on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2025 05 20 (https://ml-eu.globenewswire.com/Resource/Download/cb60b62b-fa45-4159-b29b-fac4210460b8)

Transaction in Own Shares

21 May, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 21 May, 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
21/05/2025	670,682	£24.9450	£24.7500	£24.8493	LSE	GBP
21/05/2025	197,905	£24.9450	£24.7600	£24.8517	Chi-X (CXE)	GBP
21/05/2025	119,413	£24.9450	£24.7700	£24.8658	BATS (BXE)	GBP
21/05/2025	579,965	€29.7000	€29.4850	€29.5879	XAMS	EUR
21/05/2025	325,732	€29.7050	€29.4800	€29.5870	CBOE DXE	EUR
21/05/2025	66,303	€29.6600	€29.4850	€29.5927	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 May 2025.

In respect of this programme, BNP PARIBAS SA will make trading decisions in relation to the securities independently of the Company for a period from 2 May 2025 up to and including 25 July 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by BNP PARIBAS SA on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2025 05 21 (https://ml-eu.globenewswire.com/Resource/Download/52312874-d74a-49fd-87de-ac2eca4053be)

Transaction in Own Shares

22 May, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 22 May, 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
22/05/2025	813,565	£24.6400	£24.2800	£24.4578	LSE	GBP
22/05/2025	300,720	£24.6350	£24.2800	£24.4781	Chi-X (CXE)	GBP
22/05/2025	145,715	£24.6400	£24.2950	£24.5239	BATS (BXE)	GBP
22/05/2025	679,135	€29.3700	€29.0000	€29.2047	XAMS	EUR
22/05/2025	413,262	€29.3700	€29.0000	€29.1801	CBOE DXE	EUR
22/05/2025	77,603	€29.3550	€29.0350	€29.2677	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 May 2025.

In respect of this programme, BNP PARIBAS SA will make trading decisions in relation to the securities independently of the Company for a period from 2 May 2025 up to and including 25 July 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by BNP PARIBAS SA on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2025 05 22 (https://ml-eu.globenewswire.com/Resource/Download/a41bb45b-1763-4c58-b8cc-b91bcb16fce9)

Transaction in Own Shares

23 May, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 23 May, 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
23/05/2025	724,639	£24.5300	£24.0450	£24.2591	LSE	GBP
23/05/2025	196,474	£24.5300	£24.0500	£24.2972	Chi-X (CXE)	GBP
23/05/2025	118,887	£24.5300	£24.0500	£24.3280	BATS (BXE)	GBP
23/05/2025	610,149	€29.3200	€28.7850	€29.0402	XAMS	EUR
23/05/2025	306,793	€29.3000	€28.7850	€29.0223	CBOE DXE	EUR
23/05/2025	63,058	€29.3050	€28.7850	€29.0718	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 May 2025.

In respect of this programme, BNP PARIBAS SA will make trading decisions in relation to the securities independently of the Company for a period from 2 May 2025 up to and including 25 July 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by BNP PARIBAS SA on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2025 05 23 (https://ml-eu.globenewswire.com/Resource/Download/646c7566-6ed0-4bfb-b639-b4cebc0a86f9)

Transaction in Own Shares

26 May, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 26 May, 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
26/05/2025	399,111	€29.3700	€29.1950	€29.2828	XAMS	EUR
26/05/2025	155,116	€29.3700	€29.2000	€29.2831	CBOE DXE	EUR
26/05/2025	60,773	€29.3700	€29.2000	€29.2902	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 May 2025.

In respect of this programme, BNP PARIBAS SA will make trading decisions in relation to the securities independently of the Company for a period from 2 May 2025 up to and including 25 July 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by BNP PARIBAS SA on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2025 05 26 (https://ml-eu.globenewswire.com/Resource/Download/8b23b879-2553-4eca-8cdf-5d0e76d6ad9d)

Transaction in Own Shares

27 May, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 27 May, 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
27/05/2025	409,961	£24.6150	£24.2900	£24.4749	LSE	GBP
27/05/2025	167,659	£24.6150	£24.3600	£24.4712	Chi-X (CXE)	GBP
27/05/2025	102,380	£24.6150	£24.3600	£24.4819	BATS (BXE)	GBP
27/05/2025	461,517	€29.5450	€29.1450	€29.3641	XAMS	EUR
27/05/2025	306,820	€29.5450	€29.1450	€29.3655	CBOE DXE	EUR
27/05/2025	61,663	€29.5450	€29.1450	€29.3881	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 May 2025.

In respect of this programme, BNP PARIBAS SA will make trading decisions in relation to the securities independently of the Company for a period from 2 May 2025 up to and including 25 July 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by BNP PARIBAS SA on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2025 05 27 (https://ml-eu.globenewswire.com/Resource/Download/3651008d-467f-46e9-89f9-f2ab760e03b5)

Transaction in Own Shares

28 May, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 28 May, 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
28/05/2025	551,606	£24.6400	£24.4000	£24.4926	LSE	GBP
28/05/2025	202,189	£24.6150	£24.4000	£24.5103	Chi-X (CXE)	GBP
28/05/2025	112,205	£24.6200	£24.4200	£24.5106	BATS (BXE)	GBP
28/05/2025	507,198	€29.5350	€29.2400	€29.3705	XAMS	EUR
28/05/2025	302,710	€29.5300	€29.2400	€29.3734	CBOE DXE	EUR
28/05/2025	63,092	€29.5150	€29.3300	€29.4084	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 May 2025.

In respect of this programme, BNP PARIBAS SA will make trading decisions in relation to the securities independently of the Company for a period from 2 May 2025 up to and including 25 July 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by BNP PARIBAS SA on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2025 05 28 (https://ml-eu.globenewswire.com/Resource/Download/bf311c9d-8328-45bc-9fc5-f8f928355d9c)

Transaction in Own Shares

29 May, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 29 May, 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
29/05/2025	607,592	£24.6500	£24.3800	£24.4865	LSE	GBP
29/05/2025	191,894	£24.6550	£24.3900	£24.4896	Chi-X (CXE)	GBP
29/05/2025	100,514	£24.6500	£24.3950	£24.4981	BATS (BXE)	GBP
29/05/2025	586,644	€29.6000	€29.1300	€29.2919	XAMS	EUR
29/05/2025	312,682	€29.6000	€29.1300	€29.3307	CBOE DXE	EUR
29/05/2025	60,674	€29.5950	€29.3100	€29.4960	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 May 2025.

In respect of this programme, BNP PARIBAS SA will make trading decisions in relation to the securities independently of the Company for a period from 2 May 2025 up to and including 25 July 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by BNP PARIBAS SA on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2025 05 29 (https://ml-eu.globenewswire.com/Resource/Download/0c9a082c-350b-414e-9a02-556ef82f56e8)

Transaction in Own Shares

30 May, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 30 May, 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
30/05/2025	536,589	£24.7250	£24.4300	£24.5634	LSE	GBP
30/05/2025	190,255	£24.7200	£24.4300	£24.5692	Chi-X (CXE)	GBP
30/05/2025	111,156	£24.7200	£24.4550	£24.5842	BATS (BXE)	GBP
30/05/2025	446,721	€29.5650	€29.2100	€29.3498	XAMS	EUR
30/05/2025	310,537	€29.5750	€29.1950	€29.3435	CBOE DXE	EUR
30/05/2025	62,742	€29.5550	€29.2250	€29.3738	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 May 2025.

In respect of this programme, BNP PARIBAS SA will make trading decisions in relation to the securities independently of the Company for a period from 2 May 2025 up to and including 25 July 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by BNP PARIBAS SA on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2025 05 30 (https://ml-eu.globenewswire.com/Resource/Download/cb83f60d-6fe5-4ce6-aee3-6d6a330aef82)

This Report on Form 6-K is incorporated by reference into:

(a)	the Registration Statement on Form F-3 of Shell plc, Shell Finance US Inc. and Shell International Finance B.V. (Registration Numbers 333-276068, 333-276068-01 and 333-276068-02); and

(b)	the Registration Statements on Form S-8 of Shell plc (Registration Numbers 333-262396 and 333-272192).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shell plc
(Registrant)

Date: June 2, 2025	/s/ Julie Keefe
Julie Keefe
Deputy Company Secretary